Item 1
ICICI Limited

Interim audited results of ICICI Limited for half year ended September 30, 2001 as per Indian GAAP
                                                                                                                  (Rs. in Million)
-----------------------------------------------------------------------------------------------------------------------------------
                                                         QUARTER          QUARTER         HALF-YEAR      HALF-YEAR         YEAR
                                                          ENDED            ENDED            ENDED          ENDED           ENDED
                                                        SEPT. 30,        SEPT. 30,        SEPT. 30,      SEPT. 30,        MAR. 31,
                                                          2001             2000             2001           2000             2001
                                                        ---------        ---------        ---------      ---------        --------

1   Income from operations                              23,811.7          21,919.1       48,097.0       43,296.8         92,466.4
2   Other income                                           244.9             150.1          478.6          310.4          1,162.0
3   Total Expenditure:
    (a) Staff Cost                                         242.9             251.2          474.2          517.0            990.4
    (b) Bad & Doubtful debts written-off/                  809.3             991.0        1,905.6        2,137.5         14,215.3
    provided for (including provision for
    restructured assets and provision for
    standard assets)
    (c) Other expenditure                                  899.7             688.7        1,726.2        1,324.3          3,054.3
                                                        --------          --------       --------       --------         --------
    Total Expenditure                                    1,951.9           1,930.9        4,106.0        3,978.8         18,260.0
                                                        --------          --------       --------       --------         --------
4   Interest  (including interest tax and               17,393.3          16,395.6       34,744.8       31,760.8         65,621.0
     expenses on Borrowings)
5   Depreciation (including assets given on              1,152.8             973.5        2,309.8        1,963.7          3,974.7
     lease)
6   Profit before tax                                    3,558.6           2,769.2        7,415.0        5,903.9          5,772.7
7   Provision for taxation:
     Current tax                                           264.5             230.0          744.5          490.0            400.0
     Deferred tax                                          475.5                 -          595.5              -                -
8   Net Profit after tax                                 2,818.6           2,539.2        6,075.0        5,413.9          5,372.7
9   Extra ordinary items (see note 2)                   (1,312.2)                -       (1,312.2)             -                -
10  Appropriated from Capital reserve  (See              1,312.2                 -        1,312.2
     note 2)
11  Taxation of earlier years(net)                                                                                         (824.3)
12  Profit for the period                                2,818.6           2,539.2        6,075.0        5,413.9          4,548.4
13  Paid up Equity Share Capital                         7,848.6           7,845.3        7,848.6        7,845.3          7,848.4
     (face value Rs. 10 per share)
     (including Equity Share Capital Suspense)
14  Reserves excluding Revaluation  Reserves            72,798.5          77,737.0       72,798.5       77,737.0         71,878.6
15  Earning Per Share (Rs)                                   3.6               3.2            7.7            6.8              6.6

16  Shareholding:                                   No of shares    Percentage of shareholding
    Deutsche Bank (As Depository for ADS             256,414,285             32.65
    holders)
    Insurance Companies                              184,594,173             23.50
    FIIs and NRIs                                    121,008,820             15.41
    Individuals                                       80,558,057             10.26
    Bodies corporate                                  58,918,073              7.50
    Unit Trust of India                               49,319,915              6.28
    Banks and Financial Institutions                  24,643,160              3.14
    Mutual funds                                       9,888,965              1.26
                                                  ----------------------------------
     TOTAL:                                          785,345,448            100.00
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

Notes:

1. The board of ICICI Limited at its meeting on October 25, 2001 decided to merge ICICI Limited with ICICI Bank Limited. The merger will be subject to several approvals including those of the Reserve Bank of India, shareholders and the High Courts. The appointed date of the merger will be the later of March 31, 2002 and the date of RBI approval. The board of ICICI Bank Limited also approved the merger.

2. On October 16, 2001, the Reserve Bank of India (RBI) issued clarifications / modifications to the guidelines for the classification and valuation of investments issued on November 9, 2000. The major clarifications / modifications are as follows:

     (i) Only debt securities, preference shares and equity shares held in subsidiaries and joint ventures (as defined in the guidelines) can be classified under "Held to Maturity" category.

     (ii) Certain investments complying with specified conditions are to be treated as "in the nature of advance" and to be valued by notionally extending to them the prudential norms for valuation of outstanding loans of the issuing company.

     In compliance with the clarifications / modifications, ICICI has effected necessary changes in investment classification and booked consequential effect on valuation. This has resulted in an additional charge to the Revenue Account relating to the period upto March 31, 2001 amounting to Rs. 1312.2 million and is disclosed as an extra-ordinary item. As per the then accounting policy followed by ICICI in earlier years, realized profit on sale of investments had been credited to the Revenue Account and transferred from the Revenue Account to the Capital Reserve account before arriving at the disposable profit. The Company has utilized this component of the Capital Reserve to transfer to the Revenue Account an amount equivalent to the extra-ordinary charge referred to above.

3. Land and Buildings as on April 1, 2001 of the Company have been revalued based on approved valuer's report. The increase in value of Rs. 7,225.5 million on this account is credited to Revaluation Reserve. Depreciation on the increase in amount on account of revaluation is drawn from the Revaluation Reserve.

4. The Accounts are prepared in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956, except for Accounting Standards 17 (Segment Reporting), 18 (Related Party Disclosures), 20 (Earnings Per Share) and 21 (Consolidated Financial Statements). The Accounting Standard Nos. 17, 18, 20 and 21 relate to additional disclosures and this being quarterly accounts, additional disclosures are not made. The Company has made provision for taxation as per the Accounting Standard 22 "Accounting for Taxes on Income". In accordance with by the standard the provision for deferred tax liability as on April 1, 2001 of Rs 3500.0 million has been made out of Deferred Tax Credit Reserve (DTCR) which was created out of disposable profit in earlier years.

5. During the current quarter ended September 30, 2001, the following companies ceased to be subsidiaries of the company:

     (1) ICICI West Bengal Infrastructure Development Corporation Limited (w.e.f. September 26, 2001)

     (2)  ICICI-Kinfra Limited (w.e.f. September 26, 2001)

The above results were taken on record by the Board of Directors of the Company at its meeting held on October 25, 2001.


END